NO ACT

PE
1-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

08040726

Received SEC

FEB 27 2008

Washington, DC 20549

February 27, 2008

Jennifer F. Rudolph
Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/27/2008

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2008

Dear Ms. Rudolph:

This is in response to your letter dated January 25, 2008 concerning the shareholder proposal submitted to Wal-Mart by the New York City Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Legal

Jennifer F. Rudolph
Jennifer.Rudolph@walmartlegal.com

RECEIVED

2008 JAN 28 PM 4:49

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WAL*MART

702 SW 8th Street
Bentonville, AR 72716
Main 479.273.4505
www.walmart.com

January 25, 2008

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of New York City Employees' Retirement System

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Wal-Mart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Wal-Mart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Wal-Mart's 2008 Annual Shareholders' Meeting (the "*2008 Proxy Materials*"). The Proposal was submitted by the New York City Employees' Retirement System (the "*Proponent*"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2008 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter is attached hereto as Exhibit A. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to begin printing the 2008 Proxy Materials on or about April 14, 2008, so that it may begin mailing the 2008 Proxy Materials no later than April 17, 2008. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") issue a report (i) disclosing the Company's product safety policies; summarizing attempts to secure its supply chain for the products it sells; (iii) stating which product lines and categories may contain toxic or hazardous substances or otherwise may be hazardous to the consumer; and (iv) summarizing the options for new initiatives or actions management is taking to respond to the possible toxic and hazardous imported products. The supporting statement in the Proposal asserts that such reports would allow the Company to promote public trust, minimize legal liability, protect brand reputation and safeguard and grow its market share.

II. Background.

As the world's largest retailer, Wal-Mart sells thousands of product lines and categories of products at its various locations in 13 countries around the world. Wal-Mart takes product safety very seriously. If the Company believes that any of the products it sells are unsafe, for any reason, the Company will discontinue the sale of all such products immediately.

Wal-Mart actively participates in programs that help ensure the safety of the products it sells. For example, during 2007 the Company launched its Toy Safety Net Program to enhance ongoing safety efforts. This program includes: (i) requesting all toy suppliers to submit recent documentation for toys currently for sale in Wal-Mart stores; (ii) increased product testing by independent labs for lead in the product surface coating, magnets, and removable parts on toys that could end up in a child's mouth; (iii) participating in discussions with toy industry organizations, Congress, and the U.S. Consumer Product Safety Commission regarding proposed legislation to increase toy safety; and (iv) asking suppliers to look for additional opportunities to buy toys from North America and ordering more toys from North America.

In addition, Wal-Mart is committed to the highest standards of safety throughout its supply chain worldwide. Wal-Mart actively participates in programs that help ensure the security of cargo delivered into the United States, such as the Customs-Trade Partnership Against Terrorism ("C-TPAT"), which is a voluntary program of the Customs and Border Protection Agency and private industry. While there is no single method for ensuring supply chain security, Wal-Mart continually evaluates the security of its worldwide supply chain, supports legislation such as the Safe Port Act, and independently and collaboratively tests technology and systems that improve security and safety in Wal-Mart's supply chain and beyond.

III. Ground for Exclusion.

The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the Proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). The Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal seeks generally a report on the Company's product safety policies. However, it is excludable because, in actuality, the Proponent seeks to intrude on the Company's retail business practices as follows:

- by having the Company "summarize its attempts . . . to secure its supply chain of goods marketed," the Proponent seeks to have the shareholders involved in:
    - the Company's commercial and contractual relationships with its tens of thousands of suppliers; and
    - the Company's efforts to review, monitor and control shipping of products by suppliers to the Company in the United States;
- by having the Company summarize which, if any, of its product lines and categories sold in Wal-Mart stores may contain toxic or hazardous materials or may otherwise be hazardous, the Proponent seeks to have the shareholders involved in the Company's product procurement and product safety practices, including the Company's testing of products sold throughout the United States; and
- by having the Company summarize the options for new initiatives or actions management is taking regarding potentially toxic and hazardous imported products, the Proponent seeks to have the shareholders involved in managing how the Company monitors and assesses the safety of the products.

As noted on the Company's informational website, www.walmartfacts.com, the Company sources goods from companies in more than 70 different countries worldwide, and from nearly 61,000 U.S. suppliers. The selection of individual products and entire product lines involves complex business decisions, including an understanding and assessment of the materials in each of thousands of products, the design of those products and the safety of those products.

The 1998 Release states that proposals may be seen as attempting to micro-manage the Company "where the proposal involves intricate detail...." By requesting the report in the Proposal, the Proponent seeks to have the Company's shareholders become involved in matters involving highly intricate detail and requiring medical, scientific and other highly specialized knowledge in order to make the necessary business assessments in the matters addressed by the Proposal. Nevertheless, these matters are a part of the Company's day-to-day, ordinary business operations.

The Staff recently concurred with similar reasoning in *Family Dollar Stores* (available November 11, 2007)[1], *Walgreen Co.* (available October 13, 2006)[2] and again in a prior No-

[1] Permitting exclusion of a proposal requesting the board of directors issue a report evaluating company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products.

Action Letter submitted to the Commission by the Company (available March 24, 2006) (the "*2006 No-Action Letter*"). The excludable proposal addressed in the 2006 No-Action Letter asked the Board to "publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products." In addition, the report requested by the excluded proposal would have "summarize[d] the criteria used to evaluate such chemicals, and include[d] options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals." The Proposal asks for a report that, while admittedly worded differently, would contain much the same information as the Company's previously excluded report would have and would have the same effect of "micro-managing" the day-to-day ordinary business operations of the Company. Like the properly excluded proposal considered in the 2006 No-Action Letter, the Proposal interferes with the Company's ability to operate its business on a day-to-day basis and to make decisions about what products to buy and from whom to buy them.

Similar to the report addressed by the 2006 No-Action Letter, as well as the reports requested in the proposals in *Family Dollar Stores* and *Walgreen Co.*, by requesting a summary of "which, if any, product lines and categories sold in Wal-Mart stores may be affected by the new product safety concerns...; and the options for new initiatives or actions management is taking to respond to this public policy challenge, beyond those initiatives or actions already required by law," such a report would consist of complex scientific data in excess of current regulatory requirements that would be neither enlightening to the shareholder at large nor in furtherance of any investor-related determination. Business decisions such as the allocation of resources for research are not suited to direct shareholder oversight.

The Staff provided additional clarification regarding the application of Rule 14a-8(i)(7) in Staff Legal Bulletin No. 14C (June 28, 2005) ("*SLB 14C*"), saying that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." On the other hand, SLB 14C said that "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." The Proposal fits squarely within the factors identified in SLB 14C that provide a basis for exclusion by asking the Company to engage in and report on a risk assessment of the public safety risks related to its selected product lines. The Proposal would require an assessment of its supply chain and the selection of the product lines sold in the Company's stores. Those areas are squarely within the Company's ordinary business operations, which the Commission has made clear should be left to management and the Board.

Finally, just as the Company stated in its 2006 No-Action Letter, decisions concerning the selection of products to be sold in the Company's stores and clubs are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The ability to make business decisions as to product lines and suppliers is fundamental to

---

[2] Permitting exclusion of a proposal requesting the board of directors issue a report that would characterize the levels of dangerous chemicals in the company's products and describe options for new ways to improve the safety of the company's products.

management's ability to control the operations of the Company, and, as such, is not appropriately transferred to the Company's shareholders. Based on the foregoing, the Company believes that it may exclude the Proposal because the Proposal seeks to micro-manage the day-to-day business affairs of the Company.

IV. Conclusion.

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2008 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2008 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2008 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-9353 or Jeffrey J. Gearhart, Senior Vice President and Deputy General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jennifer F. Rudolph

Jennifer F. Rudolph
Counsel
Wal-Mart Stores, Inc.

cc: Patrick Doherty
New York City Employees' Retirement System
The City of New York Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Enclosures

Exhibit A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 27, 2007

Mr. Jeffrey J. Gearhart
Vice President, General Counsel, and
Assistant Secretary
Wal-Mart Stores, Inc.
702 SW Eighth Street
Bentonville, AR 72716

Dear Mr. Gearhart:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System (the "fund"). The fund's board of trustees has authorized the Comptroller to inform you of its intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from The Bank of New York certifying the fund's ownership, continually for over a year, of shares of Wal-Mart Stores, Inc. common stock is enclosed. The fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
Wal-Mart - Product Safety 2008

WAL-MART CORPORATION -PRODUCT SAFETY

(Submitted by Comptroller William C. Thompson, Jr., on behalf the board of trustees of the New York City Employees' Retirement System.)

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, including toothpaste, toys, tires, pet food, and other products, have led to increased concern among consumers, regulators, and law-makers about the safety of many products sold by US retailers, and,

WHEREAS, Wal-Mart Corporation annually markets millions of dollars worth of imported products at its over 3,800 stores in the US, and

WHEREAS, since 2004, there have been sixty-five recalls involving thousands of potentially hazardous Wal-Mart retailed products, including toys, infant car seats children's accessories, and electrical appliances,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed; which, if any, product lines and categories sold in Wal-Mart stores may be affected by the new product safety concerns described above; and the options for new initiatives or actions management is taking to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2008

The proposal requests that the board publish a report on the company's policies on product safety that includes information specified in the proposal.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (i.e., sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

William A. Hines
Special Counsel

END